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Exhibit 3.3



     The Board of Directors of PAREXEL International Corporation (the "Corporation") voted on September 7, 2000 to amend Article 1, Section 1 of the Corporation's Amended and Restated By-laws by deleting such section in its entirety and inserting the following in lieu thereof:

     1. ANNUAL MEETING. The annual meeting of stockholders shall be held on the second Thursday in November in each year (or if that be a legal holiday in the place where the meeting is to be held, on the next succeeding full business day) at 2:00 p.m., unless a different date or hour for such meeting is fixed by the Directors or the President and stated in the notice of the meeting. The purposes for which the annual meeting is to be held, in addition to those prescribed by law, by the Articles of Organization or by these By-laws, may be specified by the Directors or the President.